

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2012

<u>Via E-mail</u>
Robert A. Riecker
Interim Financial Officer
Sears Hometown and Outlet Stores, Inc.
3333 Beverly Road
Hoffman Estates, Illinois 60179

> **Re: Sears Hometown and Outlet Stores, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 30, 2012**
> **File No. 333-181051**

Dear Mr. Riecker:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please revise the registration statement to include all information, including exhibits, required by Form S-1 and complete all blanks in the registration statement. Please also confirm to us your understanding that we will require sufficient time to review such information before declaring the registration statement effective.

2. We note that you appear to qualify as an emerging growth company, as such term is defined in Securities Act Section 2(a)(19). We have the following comments as a result of such status.

    *   Please identify yourself as an emerging growth company on the outside front cover page of the prospectus.

    *   Please describe how and when a company may lose emerging growth company status;

- Please briefly described the various exemptions available to you, such as the exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Exchange Act.

- Please disclose your election under Section 107(b) of the Jumpstart Our Business Startups Act, or the Act.

  o If you have elected to opt-out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, please include a statement that the election is irrevocable.

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act, please include risk factor disclosure to explain that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. You should also disclose in the risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Please also include a similar statement in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Application of Critical Accounting Policies and Estimates."

3. Please include an outside back cover page to the prospectus. Please include on the outside back cover page the dealer prospectus delivery obligation language set forth in Item 502(b) of Regulation S-K.

4. We note ESL's affiliation with you and its participation in the rights offering and have the following comments.

- We note that the prospectus contemplates both a primary offering of the subscription rights by Sears Holdings to its shareholders and a secondary offering of the subscription rights by ESL. Please revise so that the registration statement includes two separate prospectuses – one for the primary offering and one for the secondary offering.

- Please provide us with your analysis for why you have not named ESL as an underwriter in connection with any resales by ESL of the subscription rights issued to it.

- We note the disclosure on page 6 that any resales by ESL of the subscription rights will be on a "continuous or delayed basis." Please tell us which paragraph of Securities Act Rule 415(a)(1) you intend to rely on for the transaction.

- We note the disclosure on page 6 that any resales by ESL of the subscription rights will be "at prevailing market prices, at prices related to the prevailing market prices or at privately negotiated prices." Please provide us with your analysis of how you intend to comply with Securities Act Rule 415(a)(4) for an at the market offering.

- We note that it appears that Sears Holdings and ESL engaged in discussions regarding the rights offering before the filing of the registration statement. Please provide us with your analysis for whether such discussions constituted a transaction between Sears Holdings and ESL that started privately and, accordingly, must be completed privately instead of being registered by the registration statement. Refer to Question 134.02 of our Securities Act Sections Compliance and Disclosure Interpretations.

5. With a view towards clarifying your current disclosure, please tell us whether the shares of common stock to be sold to shareholders of Sears Holdings that exercise their subscription rights will consist solely of your outstanding shares currently held by Sears Holdings or will consist of both your outstanding shares currently held by Sears Holdings and new shares that you will issue to Sears Holdings. If you intend to issue new shares to Sears Holdings, please tell us when any such issuance will occur.

6. Please provide us with your analysis for why you have not named Sears Holdings as an underwriter in connection with any resales by Sears Holdings of your common stock to shareholders of Sears Holdings upon their exercise of subscription rights.

Forepart of Registration Statement

7. Please revise the fee table to clarify the portion of each class of securities that is being registered as part of a primary offering and as part of a secondary offering. We note, for example, the disclosure on page 90 that you are registering the resale of subscription rights on behalf of ESL. Please clarify whether the subscription rights being registered relate solely to such resale, or if they also include a primary offering of subscription rights by Sears Holdings to its shareholders.

Outside Front Cover Page of Prospectus

8. Please clarify in the penultimate paragraph the time period covered by the subscription period.

Dividend Policy, page 48

9. We note that to the extent you incur indebtedness in connection with the separation transactions you expect to use all or a portion of the proceeds of the indebtedness to fund a cash dividend to Sears Holdings to be paid prior to consummation of the rights offering.

Here and elsewhere as appropriate, please revise your disclosure to clarify whether you may incur such indebtedness and pay such dividend even if Sears Holdings determines not to close the rights offering.

Selected Historical Financial and Other Data, page 50

10. Please consider presenting pro forma earnings per share for the most recent annual period and any subsequent interim period reflecting the shares outstanding immediately prior to your rights offering. We believe that this provides useful information to your investors when deciding whether to purchase your common stock. Please also apply this comment to your presentation of Summary Historical Financial and Other Data on page 12.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

11. Please discuss any known trends, demands, commitments, events or uncertainties that are reasonably likely to materially affect your liquidity, capital resources or results of operations. See Section III.B of Release No. 33-6835 (May 18, 1989), Item 303(a)(1)-(3) of Regulation S-K, and Instruction 3 to Item 303(a) of Regulation S-K.

12. We note that your stores are operated by independent authorized dealers, independent franchisees, and by you. We have the following comments:

- Given the difference in business models associated with these different types of stores, please separately disclose the number of dealer stores, franchisee stores, and company-owned stores and the related revenues for each type of store for each period presented.

- If practical, please also quantify the amount of gross margin and selling and administrative expenses related to each type of store; otherwise, please provide qualitative indicators of the extent to which each type of store contributes to your expenses and the types of expenses associated with each type of store. For example, we assume that the majority of the expenses related to your dealer and franchise stores are for commissions, and we believe that quantifying the amount of revenue related to these stores and the amount of commission expense incurred would assist your investors in better understanding the underlying drivers behind your results.

- To the extent that there are significant changes or trends in revenues or expenses associated with a particular type of store, please expand your analysis of results of operations to describe the underlying factors that contributed to such changes. Additionally, to the extent that you expect such changes in the future, please describe this to your investors. We note your disclosure on page 69 that you expect to continue to convert your home appliance showrooms and hardware stores to a franchise model, and it is unclear from your current disclosures how this ongoing conversion of stores to a franchise model has impacted your historical operating results or will impact your future operating results. Refer to Instruction 3 to Item 303(a) of Regulation S-K.

Impacts from Our Separation from Sears Holdings, page 53

13. We note that you expect to incur one-time information technology costs related to the separation of approximately $6.0 million to $7.0 million. Please revise your disclosure here or in another appropriate location in your filing to better explain why you will incur these significant one-time costs. In this regard, you disclose elsewhere in your filing that Sears Holdings will continue to provide you with information technology services following the separation, so it is unclear from your disclosures what has changed to trigger these one-time costs.

Results of Operations, page 54

14. We note that you present Adjusted EBITDA on a consolidated basis and for each of your segments; however, you have only provided a reconciliation to net income for the consolidated amount. Since the only measure of segmental profit or loss disclosed in Note 8 to your financial statements is operating income, your segmental Adjusted EBITDA does not appear to be a segmental measure in conformity with ASC 280. If you wish to continue to present these non-GAAP measures, please provide a reconciliation of the segmental Adjusted EBITDA amounts to the most directly comparable GAAP financial measure. Refer to Item 10(e) of Regulation S-K and Question 104.03 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations available at our website at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Business Segment Results, page 57

2011 Compared to 2010 – Sears Hometown and Hardware, page 57

Net Sales, page 57

15. We note your reference to sales from new store openings for both this segment and your Sears Outlet segment. Since you have described these new store openings as a significant underlying factor that contributed to the change in your net sales, please quantify both the number of new stores opened and the amount of net sales generated from those new stores. To the extent that the change in total stores for each segment as currently presented in your tables on pages 57 and 58 is comprised of offsetting new store openings and store closings, you may wish to separately quantify the number of new store openings and store closings to clearly convey to your readers the changes in the number of stores and how those changes impacted your net sales.

Gross Margin, page 57

16. Please clarify your disclosure to indicate whether the $12.1 million store closure charges and $11.7 million of expenses related to the Shop Your Way Rewards program are the amount of expenses incurred in 2011 or the increase in these types of expenses as compared to the amounts incurred in 2010. Since it appears you have disclosed the amount of 2011 store closure expenses and you did not have a similar type of expense in prior years, please better explain what changed in 2011 that caused you to incur these costs. If you incurred expenses for the first time in 2011 related to the Shop Your Way Rewards program, please better explain what changed in 2011 that caused you to incur these costs. Furthermore, if you incurred expenses in prior years related to the Shop Your Way Rewards program and the amount disclosed here is the amount by which this expense increased, please explain why this expense increased in light of the fact that your revenues have decreased.

2011 Compared to 2010—Sears Outlet, page 59

Net Sales, page 59

17. Please expand your explanation for why same store sales increased by 8.7% in 2011. In this regard, it is unclear from your current disclosures why the lack of government sponsored appliance stimulus programs in 2011 led to a decrease in home appliance sales for your Sears Hometown and Hardware segment, but you had an increase in home appliance sales for your Sears Outlet segment. It is also unclear from your current disclosures why weather related conditions caused a decrease in lawn and garden sales for your Sears Hometown and Hardware segment, but you had an increase in lawn and garden sales for your Sears Outlet segment. Since it appears that significantly different factors drive the sales of each of these segments, please more clearly explain the differing factors that influence the sales of each segment.

Gross Margin, page 59

18. Please clarify whether you incurred expenses in prior years related to the Shop Your Way Rewards program and quantify the amount of such expenses for each year. If you incurred expenses for the first time in 2011 related to the Shop Your Way Rewards program, please better explain what changed in 2011 that caused you to incur these costs.

19. We note that for each of the three years presented, the gross margin rate for your Sears Outlet segment was significantly higher than the gross margin rate for your Sears Hometown and Hardware segment. Please expand your disclosures to better explain why this occurs and to provide your readers with enough context that they can evaluate the likelihood that this pattern will continue in the future.

Business, page 65

20. Please disclose whether the competitive assertions noted below represent your management's reasonable belief or are based on third-party data. If they represent your management's reasonable belief, then please disclose the basis for such belief. If they are based on third-party data, then please disclose the source.

- Statement on page 68 that Sears Outlet is a "leading appliance retailer" and a "preeminent liquidation channel of value-priced home appliances."

- Statement on page 68 that "[m]ajor appliance vendors are increasingly dependent on Sears Outlet for liquidation of secondary, off-price product."

Real Property, page 71

21. Please disclose the percentage of stores for which you have been unable to obtain landlord consent for assignment or sublease, as of the latest practicable date. Please also disclose whether the failure to obtain such consent and the loss of such stores would materially affect your results of operations.

Management, page 73

Policy and Procedures Governing Related Party Transactions, page 75

22. We note your disclosure that the board of directors will adopt a written policy regarding transactions with related parties. Please disclose your policies and procedures for the review, approval or ratification of transactions with related parties, whether or not such policies and procedures are in writing. See Item 404(b) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 78

23. Please revise footnote (1) to disclose the natural persons with sole or shared investment or voting power over Tynan LLC. Please also clarify Mr. Crowley's role in the group identified in footnote (1).

24. Please revise to clarify, if true, that Bruce K. Berkowitz and Bruce R. Berkowitz are the same person.

Certain Relationships and Related Party Transactions, page 80

25. Please tell us when you plan to enter into the separation agreement and the other agreements with Sears Holdings related to the separation and update the related disclosure in your filing. Please also disclose here and elsewhere as appropriate, the

effect of the cancellation of the rights offering on the separation agreement and the other agreements with Sears Holdings related to the separation.

26. Please disclose the dollar amounts associated with each related party agreement. See Item 404(a)(3) of Regulation S-K.

Plan of Distribution, page 90

27. Please provide us with your analysis for why you believe Sears Holdings' directors and officers may freely transfer their subscription rights.

The Rights Offering, page 92

Method of Exercising Subscription Rights, page 96

28. Please disclose how purchasers of subscription rights, who may not be either registered holders or beneficial owners of Sears Holdings common stock, can exercise their subscription rights. Please also add a Question and Answer and revise "Summary—The Rights Offering" for this scenario.

Foreign Stockholders, page 100

29. We note that Sears Holdings will not mail the prospectus or rights certificates to certain individuals. Please tell us how you intend to notify such individuals of their rights regarding the subscription rights without such documents.

Material United States Federal Income Tax Considerations, page 103

30. Please file the opinion required by Item 601(b)(8) of Regulation S-K covering the material tax consequences of the transaction being registered by the registration statement. See Section III.A.2 of and footnote 39 to Staff Legal Bulletin No. 19. Please also file the required consent. See Section IV of Staff Legal Bulletin No. 19. For an opinion subject to uncertainty, please provide the additional disclosure required by Section III.C.4 of Staff Legal Bulletin No. 19.

Shares Eligible for Future Sale, page 109

Sale of Restricted Securities, page 109

31. We note that you intend to disclose the amount of shares that will be outstanding after the rights offering. Please also disclose the amount of such outstanding shares that will be freely tradable and that will not be freely tradable. See Item 201(a)(2)(ii) of Regulation S-K.

Financial Statements, page F-1

General

32. Please update the financial statements and related financial information included in the filing, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date.

33. Based on your disclosure on page 2 under the heading "The Separation" and the similar disclosure in Note 1 to these financial statements under the heading "Description of the Business and the Separation," it appears that Sears Holdings has not yet contributed the assets and liabilities of its Sears Hometown and Hardware and Sears Outlet businesses to you. If our understanding is correct, please tell us whether this contribution will occur prior to your request for effectiveness of this registration statement. If this contribution will not occur prior to your request for effectiveness of this registration statement, we would generally expect you to present the separate financial statements of the registrant and of the entities to be contributed in this reorganization of entities under common control. Alternatively, if you believe that combined financial statements are appropriate based on your particular facts and circumstances, you may submit a waiver request to our Division's Office of the Chief Accountant.

34. Since it appears that the entities presented in these combined financial statements have not yet been legally combined, and there appears to be no guarantee that Sears Holdings will contribute its Sears Hometown and Hardware and Sears Outlet businesses to you, please explain to us how your auditors were able to opine on the combined financial statements of Sears Hometown and Outlet Stores, Inc.

35. Please confirm to us, if true, that the combining entities other than the recently formed registrant have been in existence and 100% owned by Sears Holdings for all periods presented.

Combined Balance Sheets, page F-4

36. We note your presentation of a single equity account titled Divisional Equity. Please explain to us how you considered the guidance in Rule 5-02.29 and 5-02.30 of Regulation S-X. If necessary, explain to us in better detail how you determined the financial statements of the Sears Hometown and Hardware and Sears Outlet businesses.

Notes to Combined Financial Statements, page F-7

Note 2 – Significant Accounting Polices, page F-7

Merchandise Inventories, page F-8

37. Considering merchandise inventory accounts of 60% of your total assets at year end, please tell us how you determined that you did not need to provide a rollforward of your inventory allowance for shrinkage and obsolescence. Additionally, please consider disclosing the amount of inventory held at dealers and franchisees on a consignment basis.

Impairment of Long-Lived Assets and Costs Associated with Exit Activities, page F-9

38. We note that you record a liability for costs associated with location closings when management makes the decision to exit a location. Please note that under ASC 420, these costs should be recorded at the point in time when the liability is incurred. It is unclear to us that a decision by management to exit a location, in and of itself, results in the incurrence of a liability. Please better explain to us, and revise your disclosure to clarify, how you determine the point at which to record these costs.

Goodwill Impairment Assessments, page F-10

39. We note that your goodwill resides in your Sears Hometown reporting unit. Please tell us how you considered whether the individual Sears Hometown stores constitute reporting units under ASC 350-20.

Warranty Reserves, page F-11

40. Please provide all of the disclosures required by ASC 460-10-50-8 concerning product warranties or explain to us why this information is not applicable to you.

Insurance Programs, page F-11

41. We note that you have historically participated in Sears Holdings' insurance programs, and after the separation, you expected to enter into your own insurance contracts. Please tell us and disclose if material, the amount of insurance expense incurred in periods presented and the annualized amount you expect to incur after the separation. If the amounts incurred following separation are expected to be substantially higher, please discuss this in MD&A.

Revenue Recognition, page F-11

42. We note on page 1 that you provide your customers with access to a full suite of services, including home delivery and installation and product protection agreements. Please provide us with your analysis of whether you have any multiple element arrangements. If so, please expand your accounting policy to more clearly explain your accounting for each element within these arrangements.

43. If not addressed in your response to the above comment, please expand your revenue recognition policy to disclose your revenue recognition policy for commissions on services and extended services service contracts. Please ensure that your revenue recognition policy describes any deferred revenue.

44. We note that you recognize revenue from retail operations at the later of the point of sale or the delivery of goods to the customer. Based on your disclosures elsewhere that inventory is placed in dealer and franchise stores on consignment, we assume that you recognize revenue at the point of sale to the end user or the delivery of goods to the end user, and that "customer" is not intended to signify dealer or franchise stores. Please revise your disclosures to clarify this matter for your investors.

45. We note on page 70 that your franchise agreements obligate your franchisees to pay you certain fees, including an initial franchise fee, training fee, transfer fee and successor franchise fees. Please tell us how you account for each of these fees in accordance with ASC 952-605. Please also tell us how much franchisee fee revenue was earned for all periods presented, and if the amount was significant, please disclose your accounting policy for these revenues.

46. We note that you accept Sears Holdings gift cards as tender for purchases. Please tell us whether you will continue to do this following the separation. If not, please discuss in MD&A the impact that this change is expected to have on your future results of operations.

Reserve for Sales Returns and Allowances, page F-11

47. Please quantify for us your reserve for returns and allowances for each year presented. If the amount is significant, please tell us how you considered quantifying this for your investors.

Note 5 – Income Taxes, page F-15

48. Please tell us why you have foreign income tax expenses since it does not appear that you have any foreign operations.

Note 7 – Store Closing Charges and Severance Costs, page F-18

49. We note that during 2011 you made the decision to close 84 stores in your Sears
Hometown and Hardware segment. Please tell us how you considered whether each store
represents a component of an entity under ASC 205-20.

Note 8 – Summary of Segment Data, page F-19

50. You disclose on page 52 that the Sears Hometown and Hardware segment includes Sears
Hometown Stores, Sears Hardware Stores, and Sears Home Appliance Showrooms. We
note that this footnote discusses the aggregation of the Sears Hometown and Sears
Hardware business formats. Please tell us whether Sears Home Appliance Showrooms
represent a separate operating segment which also has been aggregated in your Sears
Hometown and Hardware reportable segment or whether these showrooms are considered
a part of your Sears Hometown operating segment or Sears Hardware operating segment.
If Sears Home Appliance Showrooms is not a separate operating segment, tell us why as
it appears that this business may meet the criteria in ASC 280-10-50-1.

51. Please provide us with your analysis under ASC 280-10-50-11 supporting aggregation of
Sears Hardware, Sears Hometown, and Sears Home Appliance Showrooms, if applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
filing effective, it does not foreclose the Commission from taking any action with respect
to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
declaring the filing effective, does not relieve the company from its full responsibility for
the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
defense in any proceeding initiated by the Commission or any person under the federal
securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Staff Attorney, at (202) 551-3427, Lilyanna Peyser, Staff Attorney, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Dane A. Drobny
        Sears Holdings Corporation

        Steven J. Slutzky
        Debevoise & Plimpton LLP